                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           TELE-COMMUNICATIONS, INC.
                                (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.
(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.
(3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.
(4) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.
(5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)

(1)  Series A TCI Group Common Stock:        87924V101
(2)  Series A Liberty Group Common Stock:    87924V507
(3)  Series B TCI Group Common Stock:        87924V200
(4)  Series B Liberty Group Common Stock:    87924V606
(5)  Class B Preferred Stock:                87924V309
--------------------------------------------------------------------------------
                                (CUSIP Numbers)

                               Dr. John C. Malone
                         c/o Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 23, 1997
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box: [   ].**

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------

**  See discussion in Item 1 relating to prior Schedule 13G filing.

                          Exhibit Index is on Page 10

Cusip No. - Series A TCI Group Common Stock  87924V101
Cusip No. - Series A Liberty Group Common Stock  87924V507
Cusip No. - Series B TCI Group Common Stock  87924V200
Cusip No. - Series B Liberty Group Common Stock  87924V606
Cusip No. - Class B Preferred Stock  87924V309

------------------------------------------------------------------------------
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Dr. John C. Malone
------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group    (a)  [ ]
                                                              (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC Use Only

------------------------------------------------------------------------------
     (4)  Source of Funds
          OO
------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is              [ ]
          Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization
          U.S.

------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With


     (7)  Sole Voting Power      2,161,728 Shares of Series A TCI Group/1/
                                 63,129,271 Shares of Series B TCI Group/2,4/
                                 1,504,658 Shares of Series A Liberty Group/3/
                                 8,627,395 Shares of Series B Liberty Group/2,5/
                                 289,800 Shares of Class B Preferred/2/
     --------------------------------------------------------------------------
     (8)  Shared Voting Power    0 Shares

     --------------------------------------------------------------------------
     (9)  Sole Dispositive       2,161,728 Shares of Series A TCI Group/1/
          Power                  63,129,271 Shares of Series B TCI Group/2,4/
                                 1,504,658  Shares of Series A Liberty Group/3/
                                 8,627,395 Shares of Series B Liberty Group/2,5/
                                 289,800 Shares of Class B Preferred/2/

     --------------------------------------------------------------------------
     (10) Shared Dispositive     0 Shares
          Power

------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          2,161,278 Shares of Series A TCI Group/1/
          63,129,271 Shares of Series B TCI Group/2,4/
          1,504,658  Shares of Series A Liberty Group/3/
          8,627,395 Shares of Series B Liberty Group /2,5/
          289,800 Shares of Class B Preferred/2/
------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [_]

------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)/6/

               Series A TCI Group        less than 1%
               Series B TCI Group        76.1%
               Series A Liberty Group    less than 1%
               Series B Liberty Group    40.7%
               Class B Preferred         17.8%
------------------------------------------------------------------------------

     (14)  Type of Reporting Person
               IN

-----------------------------
/1/   Including the 161,728 shares of Series A TCI Group Stock beneficially owned by Dr. Malone, together with the additional 2,000,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 1,000,000 shares are currently exerciseable, but does not include shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)

/2/   Includes, as applicable, 1,173,000 shares of Series B TCI Group Stock,
293,250 shares of Series B Liberty Group Stock, and 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5 of the Statement)

/3/   Including the 754,658 shares of Series A Liberty Group Stock beneficially owned by Dr. Malone, together with the additional 750,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 375,000 shares are currently exerciseable. These shares do not include shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)

/4/   Includes 30,545,864 shares of Series B TCI Group Stock that Dr. Malone has the right to acquire at any time prior to June 30, 1999, and 11,500,000 shares and 2,795,000 shares, respectively, of Series B TCI Group Stock pledged as security for two loans. (See Item 6)

/5/   Includes 3,084,358 shares and 500,000 shares, respectively, of Series B
Liberty Group Stock pledged as security for two loans.  (See Item 6)

/6/ Each share of Series B TCI Group Stock and Series B Liberty Group Stock is entitled to 10 votes per share and each share of Series A TCI Group Stock and Series A Liberty Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock, Series B Liberty Group Stock, and certain classes/series of Issuer preferred stock on the election of directors. Accordingly, when these series and class of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 37.4% of the voting power of the Issuer.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)

                                  Statement of

                               DR. JOHN C. MALONE

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                           TELE-COMMUNICATIONS, INC.
                         (Commission File No. 0-20421)

ITEM 1.   Security and the Issuer
          -----------------------

          Dr. John C. Malone hereby amends and supplements his Statement on
Schedule 13D, as amended to the date hereof (the "Statement"), with respect to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. John C. Malone:

     (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Stock");

     (2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Stock");

     (3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Stock");

     (4) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Stock"); and

     (5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock").

The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

          Dr. Malone is filing this Amendment No. 3 to the Statement to report
(a) his acquisition of additional shares of Series A TCI Group Stock, (b) his exchange of shares of Series A TCI Group Stock for shares of Series B TCI Group Stock and his exchange of shares of Series A Liberty Group Stock for shares of Series B Liberty Group Stock, (c) his pledge of shares of Series B TCI Group Stock and Series B Liberty Group Stock as security for loans, (d) the release of his pledge of 193,400 shares of Class B Preferred Stock as security for a loan, and (e) his sale of 16,200 shares of Class B Preferred Stock and his spouse's sale of 146,625 shares of Series A Liberty Group Stock.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Item 3 of the Statement is hereby amended and supplemented by adding the following:

Acquisition of Series A TCI Group Stock
---------------------------------------

          On July 23, 1997, Dr. Malone purchased 7,284,496 shares of Series A TCI Group Stock owned by Knight-Ridder Cablevision, Inc. for an aggregate purchase price of $110,068,734.56 or $15.11 per share. Prior to this acquisition, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, had expired with respect to Dr. Malone's acquisition of such shares. The filing pursuant to said Act authorizes Dr. Malone to acquire up to an aggregate of 49.9999% of the voting power of the Issuer. Dr. Malone acquired such shares with funds he borrowed pursuant to a revolving credit facility with NationsBank of Texas, N.A., as agent for the lenders thereof. Dr. Malone established the revolving credit facility for the acquisition of Common Stock of the Issuer and other business investments. The revolving credit facility is secured by 11,500,000 shares of Series B TCI Group Stock and 3,084,358 shares of Series B Liberty Group Stock owned by Dr. Malone. See Items 5 and 6 below. Copies of the Pledge Agreement, dated as of July 23, 1997 (the "Pledge Agreement"), between Dr. John C. Malone and NationsBank of Texas, N.A., as agent, and the Revolving Credit Agreement, dated as of July 23, 1997, among Dr. John C. Malone, NationsBank of Texas, N.A., as agent, and the Lenders named therein, are attached hereto as Exhibits D and E, respectively, and incorporated herein by this reference.

Exchange of Shares
------------------

          Immediately following the above described acquisition and pursuant to the terms of a Letter Agreement, dated July 23, 1997 (the "Letter Agreement"), between Dr. Malone and the Issuer, Dr. Malone transferred to the Issuer (a) 7,296,324 shares of Series A TCI Group Stock owned by him in exchange for an equal number of shares of Series B TCI Group Stock, and (b) 2,278,125 shares of Series A Liberty Group Stock owned by him in exchange for an equal number of shares of Series B Liberty Group Stock. The Issuer made such exchanges in consideration of Dr. Malone agreeing to forgo his rights to acquire certain shares of Issuer Common Stock owned by Kearns-Tribune Corporation in connection with its Merger (as defined below). The terms of the Letter Agreement provided that Dr. Malone could acquire up to an additional 1,816,176 shares of Series B TCI Group Stock (for an aggregate of 9,112,500 shares of Series B TCI Group Stock) by exchanging an equal number of shares of Series A TCI Group Stock at any time and from time to time until July 30, 1998. Upon the close of the Merger, however, Dr. Malone and the Issuer agreed to terminate Dr. Malone's right to acquire such 1,816,176 shares of Series B TCI Group Stock. The foregoing description of the exchanges and the waiver of rights is qualified in its entirety by reference to the Letter Agreement attached to this Amendment No. 3 to the Statement as Exhibit F and incorporated herein by this reference.

Waiver of Acquisition Rights
----------------------------

          On July 31, 1997, pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of April 18, 1997, the Issuer acquired all of the capital stock of Kearns-Tribune in connection with the merger of Kearns-Tribune with a subsidiary of the Issuer (the "Merger"). Pursuant to an agreement entered into in 1988, by the late Mr. Bob Magness and Kearns-Tribune with Dr. Malone, Dr. Malone had been granted certain rights with respect the Series B TCI Group Stock and the Series B Liberty Group Stock owned by Mr. Magness and Kearns-Tribune. In connection with the Merger, Dr. Malone asserted those rights and, in connection therewith, Kearns-Tribune agreed that Dr. Malone could exercise those rights immediately prior to the Merger. See Item 6 below. As stated above, however, Dr. Malone agreed to forgo exercising those rights in connection with the Letter Agreement.

ITEM 4.   Purpose of Transaction
          ----------------------

          Item 4 of the Statement is hereby amended and supplemented by adding the following:

          Dr. Malone acquired the 7,284,496 shares of Series A TCI Group Stock and exercised his exchange rights with TCI for additional shares of Series B TCI Group Stock and Series B Liberty Group Stock, all as described in Item 3 above, to increase his voting power with respect to the Issuer.

          Subject to a number of contingencies, on or about August 8, 1997, the Issuer intends to offer to exchange its shares of Series A TCI Ventures Group Common Stock for shares of Series A TCI Group Stock and its shares of Series B TCI Ventures Group Common Stock for shares of Series B TCI Group Stock. Assuming said exchange offer is made, at this time Dr. Malone intends to tender approximately 30% of his Series A TCI Group Stock and approximately 30% of his Series B TCI Group Stock in the exchange offer.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5(a) of the Statement is hereby amended and supplemented by adding the following information thereto:

          Dr. Malone beneficially owns (without giving effect to the conversion of Series B TCI Group Stock for Series A TCI Group Stock or of Series B Liberty Group Stock for Series A Liberty Group Stock): (a) 2,161,728 shares of Series A TCI Group Stock, which includes interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan, and options for 2,000,000 shares of which options for 1,000,000 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A TCI Group Stock; (b) 63,129,271 shares of Series B TCI Group Stock, which includes Dr. Malone's right to acquire from the Issuer 30,545,864 shares and represents 76.1% of the outstanding shares of Series B TCI Group Stock; (c) 1,504,658 shares of Series A Liberty Group Stock, which includes interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan, and options for 750,000 shares of which options for 375,000 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A Liberty Group Stock; and (d) 8,627,395 shares of Series B Liberty Group Stock, which represents 40.7% of the outstanding shares of Series B Liberty Group Stock. In addition, Dr. Malone owns 289,800 shares of Class B Preferred Stock, which represents 17.8% of the outstanding shares of Class B Preferred Stock. The foregoing percentage interests are based on the outstanding share numbers provided by the Issuer as of June 30, 1997 (adjusted for the transactions disclosed in Item 3 above, the Merger, and Dr. Malone's options as if exercised in full), as follows: 661,968,414 shares of Series A TCI Group Stock; 82,945,002 shares of Series B TCI Group Stock (assumes Dr. Malone exercised his right to acquire 30,545,864 shares thereof); 222,110,161 shares of Series A Liberty Group Stock; 21,175,465 shares of Series B Liberty Group
Stock; and 1,620,026 shares of Class B Preferred Stock. When these series and class of stock are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 37.4% of the voting power of the Issuer.

          Item 5(b) of the Statement is hereby amended and supplemented by adding the following information thereto:

          Dr. Malone and to his knowledge, his spouse each have the sole power to vote, or to direct the voting of, their respective shares of each Series of the Issuer's Common Stock and the Class B Preferred Stock and the sole power to dispose of, or to direct the disposition of, all such shares, except with respect to (a) the pledge of 14,295,000 shares of Series B TCI Group Stock and 3,584,358 shares of Series B Liberty Group Stock, as described in Item 6 below, and (b) 161,728 shares of Series A TCI Group Stock and

60,873 shares of Series A Liberty Group Stock held by the trustee of the Issuer's Employee Stock Purchase Plan, which shares are voted at the discretion of such trustee.

          Item 5(c) is hereby amended and supplemented by adding the following information thereto:

          On June 25, 1997, Dr. Malone sold in the open market 16,200 shares of Class B Preferred Stock for $73.00 per share. On July 24, 1997, Dr. Malone's spouse sold 146,625 shares of Series A Liberty Group Stock (to which Dr. Malone disclaims any beneficial ownership thereof) for $25.81 per share to the Issuer in a private transaction.

          Item 5(d) is hereby amended and supplemented by adding the following information thereto:

          Except with respect to the pledge of 14,295,000 shares of Series B TCI Group Stock and 3,584,358 shares of Series B Liberty Group Stock, as described in Item 6 below, there is no person that has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any Series of the Issuer's Common Stock or the Class B Preferred Stock beneficially owned by Dr. Malone or, to his knowledge, by his spouse.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          Item 6 of the Statement is hereby amended and supplemented by adding the following information thereto:

          In connection with the revolving credit facility Dr. Malone used to acquire 7,284,496 shares of Series A TCI Group Stock, as described in Item 3 above, Dr. Malone pledged as security for such revolving credit facility 11,500,000 shares of Series B TCI Group Stock and 3,084,358 shares of Series B Liberty Group Stock owned by him, together with all proceeds thereon (including dividends), which become additional collateral for the revolving credit facility. Prior to an event of default under the revolving credit facility, however, Dr. Malone may retain any dividends paid on such shares. Such pledge of securities is more fully described in the Pledge Agreement. During the term of the revolving credit facility, Dr. Malone may not sell or otherwise dispose of said shares. Dr. Malone, however, maintains the right to vote such shares. In the event of a default on the revolving credit facility, NationsBank of Texas, N.A., as agent, will have the right to become the owner of said shares of Issuer Common Stock and to exercise all rights with respect thereto, including the right to vote such shares. The description of the pledge of the 11,500,000 shares of Series B TCI Group Stock and the 3,084,358 shares of Series B Liberty Group Stock contained herein is qualified in its entirety by reference to the text of the Pledge Agreement, which is incorporated herein by this reference.

          Effective on June 24, 1997 (executed July 24, 1997), TCI Technology Ventures, Inc. released Dr. Malone's pledge of 193,000 shares of Class B Preferred Stock as security for a loan.

          Pursuant to the terms of a Pledge Agreement for Lending on Shelf-Registered, Control or Restricted Securities, dated as of January 5, 1996, between Dr. Malone and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dr. Malone has pledged 2,795,000 shares of Series B TCI Group Stock and 500,000 shares of Series B Liberty Group Stock as security for a loan. Each such pledge of securities is subject to adjustment based on the market value of such securities. Dr. Malone, however, maintains all other rights to such shares, including the right to vote such shares and the receipt of dividends thereon.
In the event of a default on the loan, the holder thereof will have the right to become the owner of such shares and to exercise all rights with respect thereto, including the right to vote such shares and to receive dividends thereon.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          D. Pledge Agreement, dated as July 23, 1997, between Dr. John C. Malone and NationsBank of Texas, N.A., as agent.

          E. Revolving Credit Agreement, dated as of July 23, 1997, among Dr. John C. Malone, NationsBank of Texas, N.A., as agent, and the Lenders named therein.

          F. Letter Agreement, dated July 23, 1997, between the Issuer and Dr. John C. Malone.

          G. Letter Agreement, dated April 18, 1997, between Kearns-Tribune and Dr. John C. Malone.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Statement is true, complete and correct.


August 1, 1997                       /s/ Dr. John C. Malone
                                    ------------------------------
                                     Dr. John C. Malone

                                 EXHIBIT INDEX
                                 -------------



EXHIBIT                             EXHIBIT                                 PAGE
-------                             -------                                 ----
NUMBER
------
7(D)            Pledge Agreement, dated as of July 23, 1997,
                between Dr. John C. Malone and NationsBank
                of Texas, N.A., as agent.

7(E)            Revolving Credit Agreement, dated as of July
                23, 1997, among Dr. John C. Malone,
                NationsBank of Texas, N.A., as agent, and the Lenders named therein.

7(F)            Letter Agreement, dated July 23, 1997,
                between the Issuer and Dr. John C. Malone.

7(G)            Letter Agreement, dated April 18, 1997,
                between Kearns-Tribune and Dr. John C. Malone.


